UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

The Company announces that it has received notification that Sally Johnson, Chief Financial Officer, has transferred a total of 103,260 ordinary shares of 25p each (Shares) into a nominee account held in the name of Ms Johnson's spouse, Hugh Johnson.

Following this transaction, the aggregate beneficial interest in the Company of Ms Johnson and her spouse remains unchanged.

The following notifications, made in accordance with the requirements of the EU Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Transfer of shares held in a nominee holding account in Sally Johnson's name into a different nominee holding account in Sally Johnson's name.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£nil	90,836
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 90,836 Aggregated price: £nil
e)	Date of the transaction	6 December 2023
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Transfer of shares held in a nominee holding account in Sally Johnson's name into a nominee holding account in the name of her spouse (her Person Closely Associated).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£nil	103,260
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 103,260 Aggregated price: £nil
e)	Date of the transaction	6 December 2023
f)	Place of the transaction	Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 December 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary